Filed by Rocket Lab Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Iridium Communications Inc.

Commission File No.: 001-33963

Excerpt from prepared remarks by Sir Peter Beck on Rocket Lab Corporation’s Second Quarter 2026 Earnings Call

Sir Peter Beck, Chairman and Chief Executive Officer of Rocket Lab

[…]

It was also a milestone quarter for strategic acquisitions having closed Mynaric and Motiv, and of course announcing our intentions to acquire Iridium – which will accelerate our future in space applications and evolve Rocket Lab into a fully integrated space powerhouse.

So with that, welcome to the beginning of our space applications era.

Our pending Iridium acquisition is a strategic move that will combine Rocket Lab’s launch capability and satellite manufacturing with Iridium’s global satellite communications network and rare spectrum.

In short, Rocket Lab will become a self-launching, tier-1 space power, delivering critical communications capability to millions of users worldwide.

For years we’ve talked about the space value chain in three key verticals. The first is access to space and we have that with launch. The second is the hardware to do things in space once you’re there. That’s the satellites and their components – and we have this too. The third and final vertical is space applications – the entire reason for going to space in the first place. This is part of the space economy that provides data and services to millions of people on Earth and delivers strong recurring revenue. With Iridium, Rocket Lab will have all three of these verticals.

I have long since said that the most successful space companies will be the ones that have the keys to space – i.e. can build and launch their own satellites. Rocket Lab is one of only two companies capable of this now.

By acquiring Iridium, we will accelerate our entrance into the space applications market. It can take a decade or more to build out a constellation from scratch. With Iridium, we are starting with a constellation of 66 satellites relied upon by more than 2.5 million subscribers and delivering more than $870 million in annual revenue this past year. That’s an incredibly strong foundation on which we intend to build. We won’t simply continue Iridium’s network; we will expand upon it and scale it into untapped markets and pioneer new space-based services.

Since the transaction is not yet closed, we are still only in the integration and growth planning stages. There are, however, some obvious areas to focus on and these are aligned with the growth plans that Iridium has already shared. That includes expanding capabilities in IoT, Direct-to-Device, advanced PNT, defense and national security, as well as aviation and marine safety.

We can also introduce efficiencies and streamline the deployment of new infrastructure by building and launching our own spacecraft, eliminating the costs and risks associated with third parties. We will fast-track our ability to deliver new, advanced capabilities.

It’s through these growth areas that Rocket Lab will put Iridium’s spectrum to more effective use, extracting substantially greater capacity and throughput from the same finite spectrum allocation.

We are immensely excited at what the future holds once Iridium is part of the Rocket Lab family. For now, we’re steadily working through the customary closing conditions, including approval of Iridium stockholders and all the regulatory review processes. The transaction is expected to be completed in mid-2027. To the extent that we’re able, we look forward to sharing updates throughout that process.

[…]

Excerpt from Question and Answer Portion of the Rocket Lab Corporation Second Quarter 2026 Earnings Call

[…]

Andres Sheppard - Cantor Fitzgerald

Excellent. Thank you both. Really appreciate all that color. And maybe just a quick one on Iridium. So, you know, Peter, you touched on it a little bit in our prepared remarks. But just wondering if you can maybe elaborate a bit further on the overall combined strategy, you know, what new opportunities does Iridium unlock both through vertical integration and with their 60 plus constellation? What new awards and opportunities can you now pursue and maybe separately, how will you ultimately think about assigning Neutron launches to Iridium’s new constellation and new customers? Thank you.

Sir Peter Beck

Yeah, thanks. So, I mean, obviously, we’re very excited about it. I think there’s a lot of obvious synergies, I think. You know, I’ve always been very clear. That the large space companies of the future are going to have the ability to launch their own satellites that they built themselves on their own rocket. I think that that’s very clearly demonstrated as being superior. So that that’s obviously really exciting. We’ve got a lot of areas that we think we can we can grow that business. And, you know, if you look at the cost of what it cost Iridium to put up the initial constellation and we sit here with on the back of an envelope and what we could do it for now, it’s pretty, it’s pretty stark. So, you know, in obviously a good way. So we think there’s lots of opportunities there. And then no, I think if your point is right, we also, you know, as we’re thinking about Neutron’s capacity and in this environment where we are, you know, demand is extreme. We need to we need to obviously serve the commercial market. We need to make sure that we have some launches left for a government customer. As we’ve been onboarded onto the NSSL program. And we also need to make sure we have capacity for ourselves because, you know, ultimately our intention here will be to improve that constellation. So it’s all a bit of a bit of a juggling act for sure.

[…]

Jeff Van Rhee - Craig-Hallum Capital Group

Great. Thanks. Thanks for taking the question. So Peter on Iridium for a second, just, you know, obviously they come in, they bring some real nice profitability and a presence in the applications market, which you want. They bring slower growth. And I know you’ve been, you know, pretty impressive with previous acquisitions, particularly on margins. But here you’re going to have to really try to reaccelerate or accelerate that top line. Like, what are the lowest hanging fruit, so to speak, in terms of things that you can do over the shorter to intermediate term to accelerate their top line?

Sir Peter Beck

Yeah, it’s a great question. So, you know, firstly, you know, it’s a quintessential Rocket Lab deal., in the fact that we’re not buying, you know, a big hole in our P&L as you point out, right? So, so they bring some nice profitability and the constellation itself is good into 2035. And there’s, and you also point out correctly that it’s a relatively, you know, slow growing business. But for us as we think about some of the initiatives that they’ve already embarked on to grow. I think we can supercharge those, you know, especially in the area of PNT and with a relatively modest tweak to a constellation, add a whole bunch more capability. But I also think it puts us in a totally different position from the perspective of some of our government customers. Because, you know, previously we can go along to a government customer and they give us full credit that we can design and build launch vehicles, and, you know, you jump on a Rocket Lab launch vehicle and you have no concern about getting to orbit. Also the same goes for building spacecraft. I think, you know, we’ve demonstrated we can build anything from a low Earth orbit comms bird through to something that goes to Mars. But we’re where it gets a little bit tricky for us is to put our hand in our heart and say, well, we can do a mission critical, life critical constellation and provide services and manage all that. Credibly before, you know, before an Iridium acquisition, we couldn’t do that. So I think we turn up to a government customer and commercial customers to that sense with just a whole new set of toolkits and capabilities that really set this out from everybody else, really apart from one other provider in the market. So I think, you know, that in itself provides a lot of opportunity. But you know, our focus is rightly so with the acquisition from day one, will be growth growth growth.

[…]

Edison Yu - Deutsche Bank

Hi good afternoon. Thanks for taking our questions. Want to come back on Iridium and I’m curious I knew you mentioned it technically it can run until you know mid 2030s but how are you thinking about the timing and sort of the potential synergies you might have with the next-gen constellation? And then obviously the landscape is going to change a lot by 2035. So is the idea to actually deploy the next-gen constellation sooner?

Sir Peter Beck

Yeah, hey, Edison. So you’re right in the fact that the landscape for direct-to-mobile and to services from internet from space is going to change a lot. But one of the really nice things that we liked about the Iridium kind of business model is these are L-band, so rain and weather penetrating, indoors penetrating spectrum…because not all spectrum is the same as I’m sure you’re aware…and just the safety critical and stickiness of the current applications. So I guess I’m less concerned about…I’m happy to let the larger players fight over, you know, some of those, you know, internet-from-space-type markets. Meanwhile, we think what Iridium has in particular with the L-band spectrum is very important today, but actually going to be more important in the future. So I guess, you know, the landscape for me doesn’t look vastly different. And I think it’s also too early to pontificate about, you know, a new constellation. Now, clearly the whole point of this is that, you know, we are a self-launching machine now. So there will be a constellation, but I don’t think we’re ready to talk about exactly what that’s going to be right just this early.

[…]

Erik Rasmussen - Stifel

Yeah, thanks. Maybe my first on Iridium. I know it’s still early days. You outlined a few target markets. Initially, they’re looking to go after the narrowband IoT services. But at what point or would there be an opportunity maybe to look at the broadband layer? And if so, what would that entail if that’s a road that you wanted to go down?

Sir Peter Beck

Yeah hey Erik. I mean, it’s the wrong kind of spectrum for a broadband. I mean, the L-band spectrum has very unique advantages to it than some of the more broadband spectrum. And, you know, I’ve learned to never say never. But I think, you know, the two most wealthiest people in the world are going after that. And that’s quite a challenge to go and compete. But, you know...We see value in other places, you know, where, you know, you could have the most amount of S-band spectrum you want and the most amount of satellites you want. But if you don’t have an L-band spectrum, there’s going to be certain things that you just can’t do.

[…]

Kristine Liwag - Morgan Stanley

[…]
And also, and I just wanted to follow up on my free cash flow question earlier, how should we think about the cadence of free cash flow through the rest of the year? And when…is 2Q the peak in free cash outflow?

Adam Spice, Chief Financial Officer of Rocket Lab

[…]

Now of course, pending the closing of the Iridium acquisition, the table gets reset, pretty significantly, right. So as we’ve talked about, that business generates pretty significant free cash flow. So I think we’ll have a lot of things to update folks on once we get closer to the timing of closing that deal.

[…]

Michael Leshock - KeyBanc Capital Markets

Okay, great. And then just on M&A, do you still expect to be pretty active there going forward post Iridium? And if so, are there any specific parts of the business you’re targeting? Is that still space systems, primarily? Or any updated thoughts on the M&A pipeline? Thank you.

Sir Peter Beck

Yeah, I mean, I think it’s likely that you’ll see some tuck ins from us, I think, as the right things come along, we’ll always be active. But I would encourage everybody to think of Iridium as not the endpoint from our applications play. I think it’s really the starting point. We don’t want to be known as like the end of the L band tricky communications company. We you know, we. Our intentions are much more grander than that. But what it does do is it shows an ability for us to go on and, you know, bite off a big piece and also use, you know, in time, we’ll be able to demonstrate using the full machine where we can build our own satellites and launch them and and be a, you know, self-licking ice cream. So I think so I think, yeah, people should not assume that Iridium is a one and done.

[…]

Excerpt from Rocket Lab Corporation’s Second Quarter 2026 Earnings Call Presentation

Additional Information and Where to Find It

This communication is being made in respect of a proposed transaction involving Rocket Lab Corporation (“Rocket Lab”) and Iridium Communications Inc. (“Iridium”). In connection with the proposed transaction, Rocket Lab will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes the proxy statement of Iridium that will also constitute a prospectus of Rocket Lab. When the proxy statement/prospectus is finalized, it will be sent to the stockholders of Iridium seeking their approval of certain transaction-related proposals. This communication is not a substitute for the proxy statement/prospectus or any other documents which Rocket Lab or Iridium may file with the SEC in connection with the proposed transaction.

Rocket Lab may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell any securities, are not soliciting an offer to buy any securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval.

ROCKET LAB AND IRIDIUM URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE RELATED PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available and filed) free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Rocket Lab (when they become available) may be obtained free of charge on Rocket Lab’s website at https://investors.rocketlabcorp.com/financial-information/sec-filings or by contacting Rocket Lab’s Investor Relations Department at investors@rocketlabusa.com. Copies of documents filed with the SEC by Iridium (when they become available) may be obtained free of charge on Iridium’s website at https://investor.iridium.com/sec-filings by contacting Iridium’s Investor Relations Department at investor.relations@iridium.com.

Participants in the Solicitation

Robert H. Niehaus, Louis M. Alterman, Thomas C. Canfield, Matthew J. Desch, Thomas J. Fitzpatrick, L. Anthony Frazier, Suzanne E. McBride, Eric T. Olson, Kay N. Sears, Monique S. Shivanandan and Jacqueline E. Yeaney, all of whom are members of Iridium’s board of directors, and Vincent J. O’Neill, Iridium’s chief financial officer, may be considered participants in Iridium’s solicitation. Information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the transaction. Additional information about such participants is available under the captions “Proposal 1 – Election of Directors,” “Director Compensation” and “Security Ownership of Certain Beneficial Owners and Management” in Iridium’s definitive proxy statement in connection with its 2026 Annual Meeting of Stockholders (the “2026 Proxy Statement”), which was filed with the SEC on April 2, 2026 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001418819/000141881926000022/irdm-20260402.htm), as well as on Iridium’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 12, 2026 (the “2025 10-K”) and certain of Iridium’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. To the extent that holdings of Iridium’s securities have changed since the amounts printed in the 2026 Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001418819). Information regarding Iridium’s transactions with related persons is set forth in the 2026 Proxy Statement under the caption “Transactions with Related Parties,” as well as on the 2025 10-K and certain of Iridium’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Certain illustrative information regarding the payments that may be owed, and the circumstances in which they may be owed, by Iridium to its named executive officers in a change of control of Iridium is set forth in the 2026 Proxy Statement under the caption “Severance and Change in Control-Related Benefits,” as well as on the 2025 10-K and certain of Iridium’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Rocket Lab may also be deemed to be a participant in Iridium’s solicitation; information regarding Rocket Lab will be included in the proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the transaction. Copies of these documents may be obtained, free of charge, from the SEC or Iridium as described in the preceding paragraph.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws. These forward-looking statements are based on Rocket Lab’s and Iridium’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Rocket Lab and Iridium, all of which are subject to change. In this context, forward-looking statements often address expected future events, including future business and financial performance and financial condition. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, or at all, including obtaining stockholder and regulatory approvals and satisfying other conditions to the completion of the transaction; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including the receipt by Iridium of an unsolicited proposal from a third party; (iii) failure to realize the anticipated benefits of the proposed transaction on a timely basis or at all, including anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, the integration of the businesses of Rocket Lab and Iridium, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Rocket Lab’s and Iridium’s businesses; (iv) Rocket Lab’s and Iridium’s ability to implement their business strategies; (v) potential litigation relating to the proposed transaction that could be instituted against Rocket Lab, Iridium or their respective directors, managers, or officers, including the effects of any outcomes related thereto; (vi) the risk that disruptions from the proposed transaction will harm Rocket Lab’s or Iridium’s businesses, including current plans and operations, or will otherwise divert management time from ongoing business operations on transaction-related issues; (vii) the ability of Rocket Lab or Iridium to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (ix) fluctuations in, and uncertainty as to the long-term value of, Rocket Lab or Iridium common stock (including as relating to the risk that any announcements related to the proposed transaction could have adverse effects on the market price of such stock); (x) legislative, regulatory and economic developments affecting Rocket Lab’s and Iridium’s businesses, including actions by government agencies and third parties; (xi) general economic and market developments and conditions, potential changes to international trade relations, geopolitical conflicts and effects from global pandemics, epidemics, or other public health crises; (xii) the evolving legal, regulatory and tax regimes under which Rocket Lab and Iridium operate; (xiii) restrictions during the pendency of the proposed transaction that may impact Rocket Lab’s or Iridium’s ability to pursue certain business opportunities or strategic transactions; (xiv) unexpected costs, charges or expenses resulting from the proposed transaction; (xv) risks that any debt or other financing anticipated in connection with the proposed transaction is not obtained or that such financing cannot be obtained on the anticipated timing or terms or unexpected costs or expenses in connection therewith; and (xvi) the other risks and uncertainties, as described in the periodic reports that Rocket Lab and Iridium file with the SEC. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Neither Rocket Lab nor Iridium assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Forward-looking statements included in this communication are made as of the date of this communication.